GRIFFIN FINANCIAL GROUP LLC
620 Freedom Business Center
Suite 200
King of Prussia, PA 19406

 November 2, 2018

VIA EMAIL AND EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Attention: Mr. Joseph McCann

Re:	Federal Life Group, Inc. Registration Statement on Form S-1 File No. 333-227790

Ladies and Gentlemen:

Griffin Financial Group LLC, as placement agent for Federal Life Group, Inc. (the “Company”), hereby requests that the effective date of the Company’s above-referenced Registration Statement on Form S-1 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective on Tuesday, November 6, 2018, at 10:00 a.m., or as soon as practicable thereafter.

Please contact me at (610) 205-6028 with any questions you may have concerning this request.

Very truly yours,

Griffin Financial Group LLC

By: /s/ Jeffrey P. Waldron

Name: Jeffrey P. Waldron
Title: Senior Managing Director